

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 16, 2011

Mr. Robert H. Barghaus
Chief Financial Officer
Blyth, Inc.
One East Weaver Street
Greenwich, Connecticut 06831

      RE: **Blyth, Inc.**
              Form 10-K for the Year Ended January 31, 2010
              Forms 10-Q for the Periods Ended April 30, 2010, July 31, 2010 and
              October 31, 2010
              File No. 1-13026

Dear Mr. Barghaus:

      We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    Rufus Decker
                                    Accounting Branch Chief